Eaton Vance Corp.

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Eaton Vance Corp.

2 International Place, 6th Floor

Boston, MA 02110

Attention:  Frederick S. Marius, Esq.

Chief Legal Officer, Vice President and

Corporate Secretary

617-672-8566

June 14, 2013

Via EDGAR (Correspondence)

Ms. Suzanne Hayes

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E. Mail Stop 7010

Washington, DC  20549-7010

Re:

Eaton Vance Corp. (together with its affiliates, the “Company”)

Form 10-K for the Fiscal Year Ended October 31, 2012

File No. 001-8100

Dear Ms. Hayes:

We are pleased to supplement the Company’s initial response to the Staff’s comments received in your letter of April 3, 2013 regarding the above-referenced periodic report. Detail regarding the supplemental information provided is set forth below following your comment.

Note 5.    Investments, page 78

Investments in equity method investees, page 79

8.

We note your disclosure related to the August 6, 2012 purchase of a 49% interest in Hexavest, along with an option to acquire an additional 26% interest in 2017. We also note your disclosure on page 5 that you have assumed primary responsibility for Hexavest’s new business development outside of Canada. Provide us with your analysis supporting your conclusion that equity method accounting is the appropriate accounting treatment for this transaction. In this regard, tell us if (and how) you considered the option to acquire an additional 26% interest, your assumption of responsibility for new business outside of Canada, or any other agreements (e.g., sub-advisor agreements, other participation rights, etc.) in your accounting analysis. Please ensure that you address the applicability of ASC 805 and ASC 810-10-25 in your response.

Discover Enduring Values

Response:

In support of our original response, attached please find copies of the Option Agreement (Exhibit A to the Share Purchase Agreement), the Intercompany Agreement (E to the Share Purchase Agreement) and the Solicitation Agreement related to the above-referenced transaction.  Exhibit A1 provides the requested research memorandum with respect to accounting for investment in Hexavest, Inc.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 672-8527 should you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Laurie G. Hylton
Laurie G. Hylton Vice President, Chief Financial Officer

_______________________

1 As indicated in our supplemental letter also dated June 14, 2013 (the “Letter”), we are seeking Rule 83 confidential treatment with respect to material referenced in the Letter.  In the Letter, we request that the materials provided be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Frederick S. Marius, Esq., Chief Legal Officer, Vice President and Corporate Secretary, Eaton Vance Corp., 2 International Place, 6th Floor, Boston, MA 02110, 617-672-8566, before it permits any disclosure of the materials provided.

Discover Enduring Values

2

Execution Version

OPTION AGREEMENT

This Option Agreement (this “Option Agreement”), dated as of August 6, 2012, is by and between 9264-7064 Québec Inc., a Québec corporation (“Seller”), and Eaton Vance Management Canada Ltd., a British Columbia corporation (“Buyer”) with the intervention of Hexavest Inc., a Québec corporation (the “Corporation”).

RECITALS

Concurrent with the execution and delivery of this Option Agreement by Seller and Buyer, each of the Corporation, Seller, Buyer, and the shareholders of Seller are consummating the transactions contemplated by the Share Purchase Agreement among them dated as of June 15, 2012 (the “Share Purchase Agreement”).  Terms used in this Option Agreement without being specifically defined shall have the meanings given to them in the Share Purchase Agreement.

It is a condition to the consummation of the transactions contemplated by the Share Purchase Agreement (the “Share Purchase Closing”) that Seller and Buyer enter into and deliver this Option Agreement.  The Share Purchase Closing is occurring concurrent with the execution and delivery of this Option Agreement.

It is also a condition to the Share Purchase Closing that the Corporation, Seller and Buyer enter into and deliver a shareholders agreement (the “Shareholders Agreement”) concurrently with the execution and delivery of this Option Agreement.

In consideration of the mutual covenants contained in this Option Agreement, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

1.

THE OPTION

1.1

Grant of Option.  Seller hereby irrevocably grants to Buyer the sole and exclusive right and option (the “Option”), subject to the terms and conditions contained herein, to purchase all, but not less than all, of the Option Shares from Seller.  The “Option Shares” shall mean that number of shares of the Corporation that, when taken together with the aggregate number of shares of the Corporation then held by Buyer and any permitted transferees of Buyer under the Shareholders Agreement, would represent seventy-five percent (75%) of all issued and outstanding shares of the Corporation (rounding up to the nearest whole number any fractional Option Share resulting from such calculation).

1.2

Exercise Period.  (a)  Exercise.  The Option may be exercised by Buyer at any time during the period that (a) begins on the date that Seller provides to Buyer the Fifth Year Financial Statements (as defined in Section 1.2(b) hereof) and (b) ends at 5:00 p.m. Eastern time on the date that is 60 days after the date on which the Fifth Year Financial Statements are delivered to Buyer (such period, the “Exercise Period”).  If Buyer wishes to exercise the Option, Buyer shall deliver written notice of such exercise (the “Exercise Notice”) to Seller during and prior to the expiration of the Exercise Period.

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(b)

Fifth Year Financial Statements.  Seller and Buyer shall cause the Corporation to prepare a balance sheet, income statement and statement of cash flows of the Corporation as of and for the twelve-month period ending on the final day of the calendar month that includes the 60 month anniversary of the Closing Date (such twelve-month period, the “Fifth Year”), which shall have been audited by the Corporation’s independent accountant and include such accountant’s report thereon (such audited financial statements, the “Fifth Year Financial Statements”).  Seller shall cause the Corporation to deliver the Fifth Year Financial Statements to Buyer as promptly as practicable, but not later than 60 days, after the end of the Fifth Year.

(c)

Buyer Diligence; Disclosure Update.

(i)

Subject to compliance with applicable Laws, during the Exercise Period, the Corporation shall, and Seller shall cause the Corporation to, afford to Buyer and its Representatives all such access to the books, records and personnel of the Corporation as Buyer may reasonably request for the purpose of verifying the Fifth Year Financial Statements and conducting due diligence comparable in scope to that conducted in connection with the negotiation of the Share Purchase Agreement and the transactions contemplated thereby. Such access is expressly intended to be in addition to and not in lieu of any rights Buyer possesses as a shareholder of the Corporation under applicable Law or any other contract.  If necessary to permit full access to all contracts of the Corporation, Buyer will execute and deliver a confidentiality agreement in connection with such due diligence on terms substantially similar to those set forth in the Confidentiality Agreement.

(ii)

Promptly, but in any event no later than the 14th calendar day after the delivery of an Exercise Notice by Buyer, Seller shall deliver to Buyer a written statement consisting of (A) the representations and warranties set forth on Exhibit A to this Option Agreement and (B) schedules setting forth with specificity any matters necessary to be disclosed as exceptions to such representations and warranties in order for each to be true and complete (collectively, the “Disclosure Update”).  At any time after the Disclosure Update is delivered but before the Exercise Closing, the Buyer may withdraw its Exercise Notice by written notice to Seller, in which event the Exercise Period shall be deemed to have expired without exercise of the Option and this Agreement terminated with the effects set forth in the final sentence of Section 6.1.

1.3

Exercise Closing.  The consummation of the sale by Seller and purchase by Buyer of the Option Shares (the “Exercise Closing”) shall occur on the third Business Day following the satisfaction (or written waiver) of the conditions precedent set forth in Section 5 of this Option Agreement, or at such other place, date and time as the parties hereto may agree in writing.  At the Exercise Closing:

(a)

Seller shall sell, transfer, convey and deliver to Buyer, free and clear of any Liens, other than restrictions on transfer created by the Shareholders’ Agreement, the Option Shares, together with one or more certificates representing all of the Option Shares, duly endorsed in favour of Buyer or accompanied by appropriate instruments of transfer duly executed in favour of Buyer; and

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(b)

Seller shall deliver to Buyer a certificate, executed by the president or secretary of Seller or, if such officers are not employees of the Corporation, the next highest ranking officer(s) or director(s) of Seller who are employees of the Corporation, certifying as to the accuracy as of the date of the Exercise Closing in all material respects of each of the representations and warranties set forth in the Disclosure Update, in substantially the form set forth on Exhibit B to this Option Agreement; and

(c)

Buyer shall deliver to Seller, by wire transfer of immediately available funds to an account designated in writing by Seller, an amount in cash (the “Per Share Exercise Price”) per Option Share equal to (x) ten times Fifth Year EBIT divided by (y) the aggregate number of shares of the Corporation then outstanding on a fully diluted basis.

For purposes of this Option Agreement:

“Fifth Year EBIT” means the lesser of (x) Actual Fifth Year EBIT and (y) Target Fifth Year EBIT.

“Actual Fifth Year EBIT” means the Corporation’s earnings before interest and taxes for the Fifth Year, determined on a basis consistent with GAAP consistently applied but including only revenues that are Fee Revenues and without duplication of expenses to the extent already deducted in the determination of Fee Revenues.

“Target Fifth Year EBIT” means an amount equal to the sum of:

(x)

the result obtained by multiplying (i) the lesser of (A) Fee Revenues for the Fifth Year and (B) $35 million by (ii) 0.63; plus

(y)

if Fee Revenues for the Fifth Year are greater than $35 million, the result obtained by multiplying (i) the lesser of (A) the excess of Fee Revenues for the Fifth Year over $35 million and (B) $35 million by (ii) 0.71; plus

(z)

if Fee Revenues for the Fifth Year are greater than $70 million, the result obtained by multiplying (i) the excess of Fee Revenues for the Fifth Year over $70 million by (ii) 0.79.

1.4

Exclusivity.  Seller agrees that this Option shall be exclusive and that Seller will neither entertain nor accept other offers or options to sell the Option Shares prior to the expiry of the Exercise Period and pending the Exercise Closing.

1.5

Option Only.  This Option Agreement confers upon Buyer the right and option to purchase the Option Shares on the terms and subject to the conditions set out in this Option Agreement and, except as specifically provided otherwise, nothing herein contained shall be construed as obligating Buyer to do any acts or make any payments hereunder.  Without limiting the generality of the foregoing, Buyer shall have no liability to Seller or obligation to complete the purchase of the Option Shares contemplated herein in the event Buyer does not forward an Exercise Notice pursuant to Section 1.2 hereof to Seller during and prior to the expiry of the Exercise Period or if this Option Agreement is terminated as set forth in Article 6.

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2.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

2.1

Title to Option Shares.  On the date of this Option Agreement, Seller owns, beneficially and of record, all of the Option Shares, free and clear of any Liens other than (a) applicable restrictions on transfer of securities which have not been registered or qualified for distribution by prospectus under Canadian Securities Legislation or any other securities Laws of any jurisdiction, and therefore, cannot be sold, transferred, assigned or otherwise disposed of, except in compliance with such Laws (“Securities Law Transfer Restrictions”) and (b) restrictions on transfer created by its entry into the Shareholders’ Agreement.

2.2

Authorization, etc.  Seller has full power and authority to execute, deliver and perform this Option Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  Each of the execution and delivery of this Option Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby, has been duly and validly authorized by all requisite actions of Seller.  Seller has duly executed and delivered this Option Agreement.  This Option Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity.

2.3

No Conflicts, etc.  The execution and delivery by Seller of this Option Agreement (excluding for greater certainty the consummation of the transactions contemplated hereby) do not and will not conflict with, contravene, result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both), create in any other Person a right or claim of termination or amendment, or require modification, acceleration or cancellation of, or result in or require the creation of any Lien (or any obligation to create any Lien) on any of the properties or assets of Seller or the Corporation under (a) any Law applicable to Seller or the Corporation or any of their respective properties or assets, (b) any provision of any of the Organizational Documents of Seller or the Corporation or (c) any contract, agreement or other instrument to which Seller or the Corporation is a party or by which their respective properties or assets may be bound.

2.4

Consents.  All Consents and Governmental Approvals required to be made, given or obtained by Seller or the Corporation in connection with the execution and delivery of this Option Agreement (excluding for greater certainty the consummation of the transactions contemplated hereby) have been made, given or obtained except (a) as set forth on Schedule 2.4 and (b) for the filing of an amended Form ADV of the Corporation reflecting the transaction contemplated by the Share Purchase Agreement.

2.5

Private Issuer.  The Corporation is a “private issuer” as such term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions.

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3.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

3.1

Authorization, etc.  Buyer has full power and authority to execute, deliver and perform this Option Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  Each of the execution and delivery of this Option Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby, has been duly and validly authorized by all requisite actions of Buyer.  Buyer has duly executed and delivered this Option Agreement.  This Option Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

3.2

No Conflicts, etc.  The execution, delivery and performance by Buyer of this Option Agreement and the consummation of the transactions contemplated hereby do not and will not conflict with, contravene, result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both), create in any other Person a right or claim of termination or amendment, or require modification, acceleration or cancellation of, or result in or require the creation of any Lien (or any obligation to create any Lien) on any of the properties or assets of Buyer under (a) any Law applicable to Buyer or any of its properties or assets, (b) any provision of any of the Organizational Documents of Buyer or (c) any contract, agreement or other instrument to which Buyer is a party or by which its properties or assets may be bound.

3.3

Purchase for Investment.  If and when the Option is exercised, Buyer shall be acquiring the Option Shares for its own account solely for investment, with no present intention to resell the Option Shares and shall be an “accredited investor” as such term is defined in National Instrument 45-106 – Prospectus and Registrations Exemptions. Buyer agrees and acknowledges that the Option Shares are shares of a private issuer as defined in National Instrument 45-106 - Prospectus and Registration Exemptions pursuant to exemptions from the prospectus requirements of Canadian Securities Legislation and have not been registered or qualified for distribution by prospectus under Canadian Securities Legislation or any other securities Laws of any jurisdiction, and therefore, cannot be sold, transferred, assigned or otherwise disposed of, except in compliance with such Laws.

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4.

COVENANTS OF THE PARTIES

4.1

Further Assurances.  Seller, Buyer and the Corporation shall, from time to time, execute and deliver and cause to be executed and delivered such additional instruments, documents, conveyances and assurances and take or cause to be taken all such other actions, and to do or cause to be done all such other things, necessary, proper or advisable in order for each to fulfill and perform its obligations in respect of this Option Agreement to which it is a party, or otherwise to confirm and assure the rights and obligations provided for in this Option Agreement, to consummate and make effective the transactions contemplated hereby, or otherwise to carry out the intent and purposes of this Option Agreement, including under applicable securities legislation.  Without limitation of the foregoing, within ten Business Days after the delivery of an Exercise Notice, the Corporation, Seller and Buyer shall file, and shall cooperate with each other as reasonably requested to facilitate such filing, all notifications and filings required under (i) the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the Competition Act (Canada) and the Investment Canada Act (if applicable), or (iii) applicable securities legislation.

5.

CONDITIONS PRECEDENT TO THE EXERCISE CLOSING

5.1

Conditions to Obligation of Buyer.  The obligation of Buyer to purchase the Option Shares at the Exercise Closing, if Buyer exercises the Option, shall be subject to the fulfillment or waiver on or prior to the date of the Exercise Closing of the following additional conditions, which Seller (and the Corporation, with respect to clause (d) below) shall use commercially reasonable efforts to cause to be fulfilled:

(a)

the representations and warranties of Seller contained in Section 2 of this Option Agreement shall be true and correct in all material respects as of the date of the Exercise Closing;

(b)

consummation of the transactions contemplated hereby shall not have been restrained, enjoined, or otherwise prohibited or made illegal by any applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Authority; and no such Law that would have such an effect shall have been promulgated, entered, issued or determined by any court or other Governmental Authority to be applicable to this Option Agreement;

(c)

no action or proceeding shall be pending or threatened by any Governmental Authority or other Person on the date of the Exercise Closing before any court or other Governmental Authority to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated hereby, or to recover any material damages or obtain other material relief as a result of such transactions, or that otherwise relates to the application of any such Law;

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(d)

in respect of the notifications of Buyer and Seller pursuant to the HSR Act, the Competition Act (Canada) and the Investment Canada Act (if applicable), the applicable waiting period and any extensions thereof shall have expired or been terminated, and all other Consents and Governmental Approvals required to be made, given or obtained by the Seller or the Corporation shall have been made, given or obtained,

(e)

the Consents listed on Schedule 3(a) to the Disclosure Update shall not have been withdrawn or revoked; and

(f)

the Consents listed on Schedule 3(b) to the Disclosure Update shall have been obtained (or, in the case of those Advisory Agreements for which so-called “negative consent” has been reasonably determined by Buyer to be permitted, a period of 45 days has elapsed since a notice to such clients consistent, mutatis mutandi, with Exhibit G to the Share Purchse Agreement was delivered without such client having objected to the proposed Exercise Closing or electing to terminate its Advisory Agreement with the Company).

5.2

Conditions to Obligation of Seller.  The obligation of Seller to sell the Option Shares at the Exercise Closing, if Buyer exercises the Option, shall be subject to the fulfillment or waiver, on or prior to the date of the Exercise Closing, of the following additional conditions, which Buyer (and the Corporation, with respect to clause (d) below) shall use commercially reasonable efforts to cause to be fulfilled:

(a)

the representations and warranties of Buyer contained in Section 3 of this Option Agreement shall be true and correct as of the date of the Exercise Closing;

(b)

consummation of the transactions contemplated hereby shall not have been restrained, enjoined, or otherwise prohibited or made illegal by any applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Authority; and no such Law that would have such an effect shall have been promulgated, entered, issued or determined by any court or other Governmental Authority to be applicable to this Option Agreement;

(c)

no action or proceeding shall be pending or threatened by any Governmental Authority or other Person on the date of the Exercise Closing before any court or other Governmental Authority to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated hereby, or to recover any material damages or obtain other material relief as a result of such transactions, or that otherwise relates to the application of any such Law; and

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(d)

in respect of the notifications of Buyer and Seller pursuant to the HSR Act, the Competition Act (Canada) and the Investment Canada Act (if applicable), the applicable waiting period and any extensions thereof shall have expired or been terminated, and all other Consents and Governmental Approvals required to be made, given or obtained by the Buyer or the Corporation shall have been made, given or obtained.

6.

TERMINATION

6.1

Termination of the Option Agreement.  This Option Agreement may be terminated at any time prior to the Exercise Closing:

(a)

by either the written agreement of Seller and Buyer;

(b)

by either Buyer, on the one hand, or Seller, on the other hand, by written notice to the other after 5:00 p.m. Eastern time on the date that is 180 calendar days after the date of delivery of the Exercise Notice if the Exercise Closing has not occurred, unless (i) such date is extended by the mutual written consent of Buyer and Seller or (ii) the failure to consummate the transaction contemplated hereby by such date shall be due to the breach by the terminating party of any of its covenants in this Agreement, it being understood that the fact that one of the Consents set forth in Sections 5.1(e) and 5.1(f) above is not obtained by the Seller notwithstanding that the Seller used its commercially reasonable efforts to do so, shall not be deemed a breach by the Seller of its covenants;

(c)

without further action by either party if either (i) Buyer does not deliver an Exercise Notice to Seller in accordance with this Agreement before expiration of the Exercise Period or (ii) Buyer withdraws an Exercise Notice as provided in Section 1.3(c)(ii).

In the event of the termination of the Agreement pursuant to the provision of this Article 6, this Option Agreement shall become void and have no effect, without any obligation or liability to any Person in respect hereof or of the transaction contemplated hereby on the part of any Party, or any of its directors, officers, members or Affiliates, except for any liability resulting from willful or intentional breach of this Option Agreement prior to such termination.

7.

MISCELLANEOUS

7.1

Expenses.  Each party hereto shall pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions shall be consummated; provided, however, that the costs of each party’s filings pursuant to the HSR Act, the Competition Act (Canada) and the Investment Canada Act (if applicable), shall be borne 100% by Buyer.

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7.2

Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Option Agreement shall be in writing and shall be deemed to have been duly given if delivered in accordance with Section 6.12 of the Unanimous Shareholders Agreement.

7.3

Governing Law.  This Option Agreement shall be governed in all respects, including as to its validity, interpretation and effect, and all disputes arising out of or in connection with this Option Agreement shall be resolved in accordance with, the internal Laws of the province of Québec and the federal laws of Canada applicable therein, without giving effect to the conflict of laws rules thereof.  Each of the parties otherwise irrevocably agrees that all disputes arising out of or in connection with this Option Agreement, including with respect to any action, suit or proceeding in relation thereto, shall exclusively be heard and determined by the courts of the province of Québec located in the judicial district of the City of Montréal.  The parties hereby irrevocably submit to the exclusive jurisdiction of such courts.  Each of the parties hereby irrevocably agrees not to assert, and otherwise waives any assertion, including as a defense in any action, suit or proceeding, that it is not subject to such jurisdiction, including that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof is or may not be appropriate. The parties agree that in any action, suit or proceeding arising out of or in connection with this Option Agreement, the costs of the prevailing party or parties (including reasonable attorneys’ fees and costs, as well as the fees and costs of experts) shall be paid by the non-prevailing party or parties.

7.4

Binding Effect; Assignment.  This Option Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  This Option Agreement shall not be assignable or otherwise transferable by any party hereto without the prior written consent of the other party hereto and any purported assignment in violation of this Section 7.4 shall be null and void; provided, that Buyer, in its sole discretion, may assign this Option Agreement to any EV Group Entity that is not a registered broker-dealer so long as Buyer has transferred all, but not less than all, of the Shares it holds in the share capital of the Corporation to such EV Group Entity in a transfer permitted by the Shareholders Agreement and Buyer shall remain primarily liable for all of its obligations under this Option Agreement.

7.5

No Third Party Beneficiaries.  Nothing in this Option Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective successors and permitted assigns.

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7.6

Amendment; Waivers, etc.  No amendment, modification or discharge of this Option Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.  Neither the waiver by either of the parties hereto of a breach of or a default under any of the provisions of this Option Agreement, nor the failure by either of the parties, on one or more occasions, to enforce any of the provisions of this Option Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

7.7

Entire Agreement.  This Option Agreement, the Share Purchase Agreement and the other Ancillary Agreements constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

7.8

Time of the Essence.  Time is of the essence as to all parties in performance required by this Option Agreement.

7.9

Specific Performance.  The parties to this Option Agreement acknowledge that it may be impossible to measure in money any damages that a party would incur if any term, covenant or condition contained in this Option Agreement were not performed in accordance with its terms and agree that each of the parties hereto shall be entitled to obtain an injunction to require specific performance of, and prevent any violation of the terms of, this Option Agreement, in addition to any other remedy hereunder.  In any such action specifically to enforce any provision of this Option Agreement, each party hereby waives any claim or defense therein that an adequate remedy at law or in damages exists.

7.10

Legal Expenses.  In the event that any party institutes any legal suit, action or proceeding against the other party arising out of or relating to this Option Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys’ fees and expenses and court costs.

7.11

Counterparts.  This Option Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

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7.12

Severability.  If any provision, including any phrase, sentence, clause, section or subsection, of this Option Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

7.13

Language.  The parties to this Option Agreement hereby agree that this Option Agreement be drawn up in the English language only.  Les parties aux présentes ont convenu cette convention soit rédigée en langue anglaise seulement.

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IN WITNESS WHEREOF, Buyer and Seller have caused this Option Agreement to be executed and delivered as of the day and year first above written.

EATON VANCE MANAGEMENT CANADA LTD.

By:	/s/ Frederick S. Marius
Name: Frederick S. Marius
Title: Vice President & Chief Legal Officer

9264-7064 Québec Inc.

By:	/s/ Vital Proulx
Name: Vital Proulx
Title: Vice President & Chief Investment Officer

HEXAVEST, INC., solely for purposes of the Corporation’s covenants herein

By:	/s/ Vital Proulz
Name: Vital Proulx
Title: Vice President & Chief Investment Officer

Exhibit A

Form of Disclosure Update

DISCLOSURE UPDATE

as of ___________ ___, ______

This is the Disclosure Update referred to in that certain Option Agreement, dated as of _______ ___, 2012 (the “Option Agreement”), between 9264-7064 Québec Inc., a Québec corporation (“Seller”), and Eaton Vance Management Canada Ltd., a British Columbia corporation (“Buyer”) with the intervention of Hexavest Inc., a Québec corporation (the “Corporation”).  Terms used herein without definition have the meanings given to them in the Option Agreement (or, as applicable, the Share Purchase Agreement as defined therein).

Seller hereby represents and warrants to Buyer as follows:

1.

Bringdown of Option Agreement Representations.  Each of the representations and warranties set forth in Section 2 of the Option Agreement are incorporated herein by reference and remade as of the date of this Disclosure Update.

2.

Title.  Upon the delivery of and payment for the Option Shares at the Exercise Closing, Buyer will acquire good and valid title to the Option Shares, free and clear of any Liens other than (x) applicable Securities Law Transfer Restrictions and (y) restrictions on transfer created by the Shareholders’ Agreement.

3.

No Conflicts; Consents.  The sale of the Option Shares by Seller pursuant to this Option Agreement does not require any Consent or Governmental Approval other than (a) expiration of the waiting period under the HSR Act, the Competition Act (Canada) and the Investment Canada Act (if applicable) in respect of the notification filings made by Seller and Buyer, (b) the Consents listed on Schedule 3(a), each of which has been obtained and is in full force and effect and irrevocable, and (c) the Consents, if any, listed on Schedule 3(b), each of which has been requested in writing by Seller or the Corporation but has not been received as of the date of this Disclosure Update.  Assuming the expiration of the waiting periods set forth in clause (a) of the preceding sentence and the receipt of the Consents listed on Schedule 3(b), the Exercise Closing does not and will not conflict with, contravene, result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both), create in any other Person a right or claim of termination or amendment, or require modification, acceleration or cancellation of, or result in or require the creation of any Lien (or any obligation to create any Lien) on any of the properties or assets of Seller or the Corporation under (x) any Law applicable to Seller or the Corporation or any of their respective properties or assets, (y) any provision of any of the Organizational Documents of Seller or the Corporation or (z) any contract, agreement or other instrument to which Seller or the Corporation is a party or by which their respective properties or assets may be bound.

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4.

Compliance with Covenants.  Except as set forth on Schedule 4, Seller has complied in all material respects with all covenants to be performed by it on or prior to the date hereof under the Shareholders Agreement, and to the extent within its powers as a shareholder has caused the Corporation to comply in all material respects with all covenants to be performed by it on or prior to the date hereof under the Shareholders Agreement.

5.

Financial Statements.

(a)

The Corporation has delivered to Buyer complete and correct copies of the Fifth Year Financial Statements.

(b)

The Fifth Year Financial Statements are complete and correct in all material respects, have been derived from the accounting books and records of the Corporation, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented in the Fifth Year Financial Statements except as may be indicated in the notes thereto.

(c)

The balance sheet included in the Fifth Year Financial Statements presents fairly the financial position of the Corporation as of the final day of the Fifth Year, and the statement of income, statement of shareholders’ equity and statement of cash flows included in such Fifth Year Financial Statements present fairly the results of operations and cash flows of the Corporation for the Fifth Year.

6.

Undisclosed Liabilities.  The Corporation has no liabilities or obligations of any nature, whether known, unknown, absolute, accrued, contingent or otherwise and whether due or to become due, except (a) as and to the extent disclosed or reserved against in the Fifth Year Financial Statements or specifically disclosed in the notes thereto, (b) as set forth on Schedule 6, or (c) for liabilities and obligations that (i) were incurred in the ordinary course of business consistent with the practices of the Corporation during the period between the final day of the Fifth Year and the Exercise Closing and (ii) individually or in the aggregate, would not reasonably be expected to be material to the Corporation or to have or result in a Material Adverse Effect.  Since the date of the Fifth Year Financial Statements, there has not occurred or come to exist any Material Adverse Effect or any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, would reasonably be expected to become or result in a Material Adverse Effect.

7.

Proceedings.  Except as set forth on Schedule 7, there is no material Proceeding pending or, to Seller’s Knowledge, threatened by or against or affecting the Corporation or any Fund or any of their respective properties or assets.  Except as set forth on Schedule 7, there are no outstanding orders, judgments, decrees or injunctions issued by any Governmental Authority against the Corporation or a Fund that would reasonably be expected to in any way adversely affect the Business or to have or result in a Material Adverse Effect.

2

8.

Disclosure.  This Disclosure Update, including the schedules attached hereto, does not, and the certificate to be delivered pursuant to Section1.3(b) of the Option Agreement will not, contain any untrue statement of a material fact nor omit to state a material fact required to be stated herein or necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading.  Except as set forth on Schedule 8, Seller has no Knowledge of any fact that would reasonably be expected to have or result in a Material Adverse Effect.

9264-7064 QUÉBEC INC.

By:
Name:
Title:

3

Schedule 3(a) to Disclosure Update

Consents Required and Obtained

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Schedule 3(b) to Disclosure Update

Consents Required but Not Yet Obtained

2

Schedule 4 to Disclosure Update

Waived Covenant Breaches

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Schedule 6 to Disclosure Update

Liabilities

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Schedule 7 to Disclosure Update

Proceedings

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Schedule 8 to Disclosure Update

Material Adverse Effect

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Exhibit B

Form of Closing Certificate

Officers’ Certificate

Reference is made to that certain Option Agreement, dated as of August 6, 2012 (the “Option Agreement”), between 9264-7064 Québec Inc., a Québec corporation (“Seller”), and Eaton Vance Management Canada, Ltd., a British Columbia corporation (“Buyer”) with the intervention of Hexavest Inc., a Québec corporation (the “Corporation”).  Terms used herein without definition have the meanings given to them in the Option Agreement (or, as applicable, the Share Purchase Agreement as defined therein).

The undersigned officers of Seller hereby certify to Buyer that each of the representations and warranties set forth in the Disclosure Update dated as of _________ ___, _____, a true and complete copy of which is attached hereto, are true and correct in all material respects on and as of the date hereof with the same effect as though made on and as of the date hereof.

In witness whereof, the undersigned have executed and delivered this Officers’ Certificate as of this ___ day of _______, _____.

_________________________

Name:

Title:

_________________________

Name:

Title:

DM_MTL/263221.00011/2788479.8

EXECUTION COPY

Intercompany Agreement

This is an Intercompany Agreement (the “Intercompany Agreement”) dated as of August 6, 2012, among Hexavest Inc., a Québec corporation (the “Company”), Eaton Vance Management Canada Ltd., a British Columbia corporation (“Buyer”), and Eaton Vance Corp., a Maryland corporation (“EVC”).

The Company, Buyer and EVC, together with the shareholders of the Company, are concurrently with the execution and delivery of this Intercompany Agreement consummating the transactions contemplated by the Share Purchase Agreement among them dated as of June 15, 2012 (the “Share Purchase Agreement”).  Terms used in this Intercompany Agreement without definition have the meanings given to them in the Share Purchase Agreement.

In consideration of the mutual covenants and agreements set forth herein and in the Share Purchase Agreement and the other Ancillary Agreements, the undersigned parties agree as follows:

1.

Engagements as Sub-Advisor to Buyer Funds.  In any case where the Company is engaged as a sub-advisor to a Buyer Fund, such engagement shall be pursuant to a sub-advisory agreement in substantially the form attached as Exhibit A to this Inter-company Agreement.  In addition to its covenants under such sub-advisory agreements, the Company shall pay to EVC, as invoiced by EVC, 50% of all retrocession payments and other third party distribution fees (“Applicable Buyer Fund Expenses”).  Such Applicable Buyer Fund Expenses will reflect arrangements entered into by EVC and its Affiliates from time to time with third-parties at arm’s length and in good faith.

2.

Engagements as Sub-Advisor to Buyer Trust.  In any case where the Company is engaged as a sub-advisor to Buyer Trust, such engagement shall be pursuant to a sub-advisory agreement in substantially the form attached as Exhibit B to this Inter-company Agreement.

3.

Certain Fees and Expenses.  In consideration of the advertising, marketing and other efforts that EVC and its Affiliates may from time to time make on behalf of the Company outside Canada, and solely to the extent not expressly superceded in respect of any given client(s) or products by a subsequent written agreement between the Company and EVC or an EVC Affiliate, the Company shall pay to EVC, on a quarterly basis as invoiced by EVC, an amount equal to the sum of (a) EVC and its Affiliates internal sales and distribution costs for Hexavest products (other than Buyer Funds and the Buyer Trust) as set forth in Section (1) of Exhibit C hereto as amended from time to time by written agreement of the parties to this Agreement, plus (b) all retrocession payments and other third party distribution fees (“Applicable Institutional Expenses”).  Such Applicable Institutional Expenses will reflect arrangements entered into by EVC and its Affiliates from time to time with third-parties at arm’s length and in good faith.  The Applicable Institutional Expenses currently in effect with respect to Hexavest products are as described in Section (2) of Exhibit C hereto.

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4.

Solicitation Agreement.  Concurrent with the execution and delivery of this Agreement, the Company and Eaton Vance Distributors, Inc. have entered into a Solicitation Agreement in the form attached as Exhibit D hereto.

5.

Certain Sub-Advisor Covenants.  In each case in which EVC or an Affiliate of EVC engages the Company as a sub-advisor, whether as contemplated by Sections 1 or 2 hereof or otherwise, the Company covenants and agrees as follows, in each case without limiting any covenant made in any such sub-advisory agreement:

(a)

The Company will provide to EVC or such Affiliate the names and other information required by Form ADV for all “associated persons” of EVC who are employees of the Company.  An “associated person” shall, in addition to all Company employees who in respect of EVC would be a “person associated with an investment adviser,” as defined in Section 202(a)(17) of the Advisers Act, include the Company and each employee of the Company, including research analysts, whose functions or duties relate to the determination and recommendations that EVC or any EVC Affiliate makes to its U.S. clients, or who has access to any information concerning which securities are being recommended to U.S. clients prior to the effective dissemination of the recommendations (including dealing room personnel, if trades for U.S. clients are placed for execution with any Affiliate of EVC).

(b)

The Company will keep books and records of the type described in Rules 204-2(a) and 204-2(c) under the Advisers Act for all transactions.  The Company also will maintain the records required by Rule 204A-1 for all access persons of the Company who are involved in giving advice to sub-advisory clients.  All books and records described above will be maintained and preserved in an easily accessible place in the country where such books and records are kept for a period of not less than five years from the end of the fiscal year during which the last entry was made on such book or record.  To the extent that any books and records are not kept in English, the Company will cause such books and records to be translated into English upon reasonable advance request by the SEC or the staff.  The Company will allow EVC full access to its books and records during normal business hours for the purpose of verifying the books and records.

(c)

The Company promptly will, upon receipt of an administrative subpoena, demand or a request for voluntary cooperation made during a routine or special inspection or otherwise, provide to the SEC or the staff any and all of the books and records described in Section 5(b), and make available for testimony before or other questioning by, the SEC or the staff any and all personnel identified by the SEC, the staff, EVC, an EVC Affiliate, or the Company as having access to or having been involved in providing advice given for or on behalf of EVC or its Affiliates’ clients or related transactions, at such place as the SEC or the staff may designate in the U.S. or, at the SEC’s or the staff’s option, in the country where the books and records are kept or such personnel reside.  The Company will authorize all personnel described in the preceding sentence to testify about all advice given for or on behalf of sub-advisory clients and any

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related transactions.  The Company will not contest the validity of administrative subpoenas for testimony or documents under any laws or regulations other than those of the U.S.

(d)

The Company hereby irrevocably submits to the jurisdiction of the U.S. courts for actions arising under the U.S. securities laws in connection with the investment advisory services it provides for clients of EVC and its Affiliates.

(e)

The Company hereby irrevocably appoints Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 as its U.S. resident agent (the “Agent) upon whom may be served all process, pleadings, or other papers in:

(i)

any investigation or administrative proceeding conducted by the SEC; and

(ii)

any civil suit or action brought against EVC, an EVC Affiliate or the Company or to which EVC, an EVC Affiliate or the Company has been joined as a defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the U.S. or any of its territories or possessions or of the District of Columbia, in connection with the investment advisory activities and related securities transactions arising out of or relating to any investment advisory services provided by the Company through EVC or an EVC Affiliate to U.S. clients or any related transaction.

Any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and service of an administrative subpoena shall be effective service upon, the Agent, and such service shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service has been made.

6.

Miscellaneous.  The provisions of Sections 11.2, 11.6, and 11.8 through 11.19 of the Share Purchase Agreement are incorporated, mutatis mutandi, into this Agreement by reference.  This Agreement shall be governed by the laws of the Commonwealth of Massachusetts and Federal law of the United States of America.  This Agreement shall not be assigned by any party without the prior written consent of the other party.

[Signature page follows.]

DM_MTL/263221.00011/2850876.8

In witness whereof, the undersigned parties have duly executed this Intercompany Agreement as of the date first written above.

HEXAVEST INC.

By:	/s/Vital Proulx
Name: Vital Proulx
Title: President and Chief Investment Officer
EATON VANCE MANAGEMENT CANADA LTD.

By:	/s/ Frederick S. Marius
Name: Frederick S. Marius
Title: Vice President & Chief Legal Officer
EATON VANCE CORP.

By:	/s/Frederick S. Marius
Name: Frederick S. Marius
Title: Vice President & Chief Legal Officer

DM_MTL/263221.00011/2850876.8

Exhibit A

Illustrative Form of Current Sub-Advisory Agreement (Buyer Fund)

DM_MTL/263221.00011/2850876.8

INVESTMENT SUB-ADVISORY AGREEMENT

RELATING TO

EATON VANCE ________ FUND

This INVESTMENT SUB-ADVISORY AGREEMENT (“Agreement”) effective this ___ day of August, 2012 is between Eaton Vance Management, a Massachusetts business trust (“Adviser”), and Hexavest Inc., a Quebec corporation (“Sub-Adviser”).

WHEREAS, Eaton Vance _______________ (“Fund”), a series of Eaton Vance _________ Trust (“Trust”), is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end, management investment company; and

WHEREAS, pursuant to an Investment Advisory and Administrative Agreement dated August_____, 2012 (“Advisory Agreement”), a copy of which has been provided to the Sub-Adviser, the Trust has retained the Adviser to render advisory and management services to the Fund (as described more fully below); and

WHEREAS, pursuant to authority granted to the Adviser in the Advisory Agreement, the Adviser wishes to retain the Sub-Adviser to furnish investment advisory services to the Fund and the Adviser, and the Sub-Adviser is willing to furnish such services to the Fund and the Adviser.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the Adviser and the Sub-Adviser as follows:

1.

Appointment.  The Adviser hereby appoints the Sub-Adviser to act as the investment sub-adviser for and to manage the investment and reinvestment of that portion of the Fund’s assets that shall be allocated to the Sub-Adviser (“Portfolio”), subject to the supervision of the Adviser, for the period and on the terms set forth in this Agreement.  The Sub-Adviser accepts such appointment and agrees to furnish the services herein set forth herein for the period and on the terms set forth in this Agreement.

Subject to the requirements of the 1940 Act, the Adviser has the authority in its discretion to alter the allocation of the Fund’s assets among the Sub-Adviser, the Adviser and any other appointed sub-adviser upon reasonable notice to the Sub-Adviser.

2.

Sub-Adviser Duties.  Subject to the supervision of the Board and the Adviser, the Sub-Adviser will provide a continuous investment program for the Portfolio and determine, in its discretion, the composition of the assets of the Portfolio, including the determination of the purchase, retention, or sale of the securities, cash, and other investments for the Portfolio.  The Sub-Adviser will provide investment research and conduct a continuous program of evaluation, investment, sale, and reinvestment of the Portfolio’s assets by determining (a) the securities and other investments that shall be purchased, entered into, sold, closed, and/or exchanged for the Portfolio; (b) when these transactions should be executed, and (c) what portion of the assets of the Portfolio should be held in various securities and other investments in which the Fund is permitted to invest.  The Sub-Adviser is authorized, in its sole discretion and without prior consultation with the Adviser or the Trust, to buy, sell, and otherwise trade in any of the types of securities and investment instruments permitted by the Fund’s Registration Statement.

DM_MTL/263221.00011/2850876.8

The Sub-Adviser will provide the services under this Agreement in accordance with the Trust’s Declaration of Trust, By-Laws, and the Fund’s investment objective(s), policies and procedures and restrictions as stated in the Trust’s Registration Statement for the Fund as filed with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (“1933 Act”), and the 1940 Act, as from time to time amended (“Registration Statement”).  The Adviser shall promptly provide the Sub-Adviser with copies of any amendment to the Registration Statement prior to the commencement of this Agreement and shall provide the Sub-Adviser with any other amendment to the Registration Statement promptly following its filing with the SEC as well as any sticker supplements to the Fund’s prospectus or statement of additional information relevant to the Sub-Adviser or its management of the Fund.  Sub-Adviser’s services under this Agreement also will be provided in accordance with any investment parameters for the Fund (including portfolio risk limits) that are mutually agreed to in writing by the Adviser and the Sub-Adviser.

The Sub-Adviser further agrees as follows:

a.   The Sub-Adviser shall perform its duties hereunder in accordance with (i) the 1940 Act and all rules and regulations thereunder, (ii) all other applicable federal and state laws and regulations, (iii) any procedures adopted by the Board and deemed applicable by the Adviser to the Fund (provided that the Sub-Adviser has been or will be provided by the Adviser with a copy of any current or future procedures and has been provided with a reasonable period of time to understand and adapt to such procedures) (“Fund Procedures”), (iv) the provisions of the Fund’s Registration Statement (as described above), and (v) the Sub-Adviser’s operating policies and procedures provided to the Adviser.  The Sub-Adviser shall exercise reasonable care in the performance of its duties under the Agreement.  With respect to (iii) above, by executing this Agreement, the Sub-Adviser acknowledges that it has received from the Adviser written copies of the current Fund Procedures and has had a reasonable period of time to understand and adapt to such Procedures.

b.   The Sub-Adviser will manage the Portfolio so that it meets the income and asset diversification requirements of Section 851 of the Internal Revenue Code of 1986, as amended (“Code”).  The Sub-Adviser shall not be responsible for compliance with Section 851 of the Code with respect to any portions of the Fund that are not part of the Portfolio.

c.   The Sub-Adviser shall exercise voting authority with respect to proxies that the Fund is entitled to vote with regard to securities in the Portfolio, provided that such authority may be revoked in whole or in part by the Adviser at any time upon notice to the Sub-Adviser and provided further that the exercise of such authority shall be in accordance with the relevant Fund Procedures.  As provided in the Fund Procedures, the Sub-Adviser shall exercise its proxy voting authority hereunder in accordance with such proxy voting policies and procedures of the Sub-Adviser as are approved by the Adviser and the Board.  The Sub-Adviser shall provide such information relating to its exercise of proxy voting authority hereunder (including the manner in which it has voted proxies and its resolution of conflicts of interest) as reasonably requested by the Adviser from time to

DM_MTL/263221.00011/2850876.8

time.  The Sub-Adviser shall provide the proxy voting history for the Portfolio to the Fund’s administrator or any third party agent designated by the administrator (currently Broadridge) in a timely manner for inclusion in the Fund’s requisite Form N-PX.

d.   The Sub-Adviser will assist the Custodian and the Adviser in determining or confirming, consistent with the relevant Fund Procedures and as stated in the Registration Statement, the value of any portfolio securities or other assets of the Fund for which the Custodian or the Adviser seeks assistance from, or identifies for review by, the Sub-Adviser and otherwise perform such duties as sub-adviser for the Portfolio as are specifically described in such Fund Procedures.  The parties acknowledge that the Sub-Adviser is not a custodian of the Trust’s assets and will not take possession or custody of such assets.

e.   Following the end of each of the Fund’s fiscal quarters, the Sub-Adviser will assist the Fund’s administrator (currently Eaton Vance Management) in its preparation of any reports required by applicable rules and regulations, such as Form N-CSR, Form-NSAR and Form N-Q, to be filed by the Fund as well as any discussion of the Portfolio’s performance required by applicable law.  The Sub-Adviser will also provide periodic commentaries regarding the performance of the Portfolio as reasonably requested by the Adviser, which shall be subject to review and approval by the Adviser.  The Sub-Adviser also will provide to the Trust any certifications relating to the content of any such report, discussion or commentary as required by relevant Fund Procedures or as is otherwise reasonably requested by the Trust.

f.   The Sub-Adviser will complete and deliver to the Adviser for each quarter by the 10th calendar day of the following quarter (i) a written compliance checklist in a form provided by the Adviser, (ii) a written investment oversight questionnaire in a form provided by the Adviser, (iii) a risk management and related analytic report in a format agreed to in advance by the Adviser and Sub-Adviser, and (iv) such other reports as may be reasonably requested by the Adviser.

g.   The Sub-Adviser will make available to the Trust and the Adviser, promptly upon request, any of the investment records and ledgers for the Portfolio maintained by the Sub-Adviser (which shall not include the records and ledgers maintained by the Custodian, portfolio accounting agent or other service providers for the Trust) as are necessary to assist the Trust and the Adviser in complying with requirements of the 1940 Act and the Investment Advisers Act of 1940, as amended (“Advisers Act”), and the rules under each, as well as other applicable securities laws.  The Sub-Adviser will furnish to regulatory authorities, having the requisite authority over the Fund, any information or reports in connection with the Sub-Adviser’s services to the Fund and the Adviser that may be requested in order to ascertain whether the operations of the Fund are being conducted in a manner consistent with applicable laws and regulations.

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h.   The Sub-Adviser will provide periodic reports to the Board (for consideration at meetings of the Board) on the investment program for the Portfolio and the investments in the Portfolio in a format agreed to in advance by the Adviser and Sub-Adviser and such other special reports as the Board or the Adviser may reasonably request, provided the format of such special reports is agreed to in advance by the Adviser and Sub-Adviser.

i. The Sub-Adviser will maintain a fidelity bond, as well as insurance for its directors and officers and errors and omissions in an adequate amount based on the Sub-Adviser’s assets under management and the scope of its business.

j. Nothing in this Sub-Advisory Agreement shall prevent the Sub-Adviser from acting as investment adviser for any other person, firm, corporation or other entity and shall not in any way restrict the Sub-Adviser or any of its stockholders, directors, officers or employees from buying, selling or trading any securities for its or their own account of for the account of others for whom it or they may be acting; provided that such activities are in compliance with U.S. federal securities laws and will not adversely affect the performance by any party of its duties under this Sub-Advisory Agreement.

3.

Broker-Dealer Selection and Portfolio Transaction Information.  The Sub-Adviser is authorized to place all orders for the purchase or sale of portfolio securities and investment instruments permitted by the Fund’s Registration Statement for the Portfolio either directly with the issuer or with brokers or dealers selected by the Sub-Adviser.  To that end, the Sub-Adviser is authorized as the agent of the Fund to give instructions to the Trust’s custodian (“Custodian”) as to deliveries of securities and investment instruments and payments of cash for the account of the Fund.  In connection with the selection of such brokers or dealers and the placing of orders for the Portfolio, the Sub-Adviser shall follow the relevant Fund Procedures, including the Policies and Procedures Relating to Brokerage Allocation and Use of Fund Commissions.  The Sub-Adviser will report on brokerage allocation to the Trust’s Board periodically indicating the broker-dealers to which such allocations have been made and the basis therefore.

The Sub-Adviser will arrange for the transmission to the Custodian on a daily basis such confirmation, trade tickets, and other documents and information, including, but not limited to, Cusip, Cedel, or other numbers that identify securities to be purchased or sold on behalf of the Portfolio, as may be reasonably necessary to enable the Custodian to perform its administrative and recordkeeping responsibilities with respect to the Trust.

4.

Disclosure about Sub-Adviser.  The Sub-Adviser has received and reviewed the most current amendment to the Registration Statement for the Trust relating to the initial offering of Fund shares that contains disclosure about the Sub-Adviser, and represents and warrants that, with respect to the disclosure about the Sub-Adviser and its investment process or personnel, and securities or other investments permitted for investment for the Portfolio, including the risks of such securities or other investments, such Registration Statement, as of the date hereof, contains no untrue statement of any material fact or omits to state a material fact that would be necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  The Sub-Adviser further represents and warrants that it is a duly registered investment adviser under the Advisers Act and will maintain such registration so long

DM_MTL/263221.00011/2850876.8

as this Agreement remains in effect.  The Adviser hereby acknowledges that it has received a copy of the Sub-Adviser’s Form ADV (as filed with the SEC) prior to entering into this Agreement.

5.

Duties of the Adviser.   The Adviser undertakes to provide the Sub-Adviser with reasonable advance written notice of any action taken by the Adviser or the Trust’s Board of Trustees (“Board”) that is likely to have any impact on the Sub-Adviser or its ability to provide services under this Agreement including, without limitation, any change to (i) the Fund’s investment objective, strategies, policies, and restrictions, (ii) the Fund Procedures, or (iii) the Fund’s Registration Statement as it relates to the services provided by the Sub-Adviser to the Fund.  The Adviser agrees that, provided it is within its ability, it will allow for a reasonable implementation period for any such action and Sub-Adviser agrees it will make a reasonable effort to implement any such action within such implementation period.

6.

Expenses.  During the term of this Agreement, the Sub-Adviser will pay all expenses incurred by it and its staff and for their activities in connection with its duties under this Agreement, including, but not limited to, rental and overhead expenses, expenses of the Sub-Adviser’s personnel, insurance of the Sub-Adviser and its personnel, research services (except as permitted under the Fund Procedures), and taxes of the Sub-Adviser.  The Sub-Adviser will not be responsible for extraordinary expenses relating to inspections, investigations, inquiries and other actions by regulatory authorities except to the extent that such extraordinary expenses specifically relate to the Sub-Adviser’s services provided to the Portfolio or are the result of the actions or omissions of the Sub-Adviser or any affiliated person of the Sub-Adviser, and each person, if any, who, within the meaning of Section 15 of the 1933 Act is a Controlling Person the Sub-Adviser.

The Adviser and the Trust shall be responsible for all expenses of the Adviser’s and Fund’s operations, respectively, including, without limitation, those described in the Advisory Agreement.

7.

Compensation.  For the services provided to the Fund, the Adviser will pay the Sub-Adviser an annual fee equal to the amount specified in Schedule A hereto payable monthly in arrears on the last business day of each month.  The fee will be appropriately prorated to reflect any portion of a calendar month that this Agreement is not in effect.  The Adviser is solely responsible for the payment of fees to the Sub-Adviser, and the Sub-Adviser agrees to seek payment of its fees solely from the Adviser.  The Trust shall have no liability for Sub-Adviser’s fee hereunder.

8.

Materials.

a.  During the term of this Agreement, the Adviser agrees to furnish the Sub-Adviser at its principal office all prospectuses, statements of additional information, and sticker supplements relevant to the Sub-Adviser or its management of the Portfolio, as well as proxy statements and reports to shareholders prepared for distribution to shareholders of the Fund, which refer to the Sub-Adviser, prior to the use thereof, and neither the Adviser nor the Trust shall use any such materials if the Sub-Adviser reasonably objects in writing within 3 business days (or such other period as may be mutually agreed) after receipt thereof.  The Sub-Adviser’s right to object to such materials is limited to reasonable objections with respect to the accuracy or completeness of the disclosure in such documents or reports.

DM_MTL/263221.00011/2850876.8

b.  It is understood that the names “Hexavest” or any derivative thereof or logos associated with those names are the valuable property of the Sub-Adviser and its affiliates and that the Fund or its affiliates have the right to use such names (or derivatives or logos) in offering materials of the Fund and for so long as the Sub-Adviser is a sub-adviser to Portfolio. Upon termination of this Agreement the Fund shall as soon as is reasonably possible cease to use such names (or derivatives or logos).

c.  It is understood that the names “Eaton Vance Management” or any derivative thereof or logos associated with those names are the valuable property of the Adviser and its affiliates and that the Sub-Adviser has the right to use such names (or derivatives or logos) in client lists.  Any other use shall require approval in advance from the Adviser. Upon termination of this Agreement the Sub-Adviser shall as soon as is reasonably possible cease to use such names (or derivatives or logos).

9.

Compliance.

a.  As required by Rule 206(4)-7 under the Advisers Act, the Sub-Adviser has adopted written policies and procedures reasonably designed to prevent violation by it, or any of its supervised persons, of the Advisers Act and the rules under the Advisers Act and all other laws and regulations relevant to the performance of its duties under this Agreement (“Sub-Adviser Procedures”).  The Sub-Adviser has designated a chief compliance officer (“CCO”) responsible for administering the Sub-Adviser Procedures.  The CCO shall provide to the Adviser and/or the Trust and their respective CCOs written compliance reports relating to the operations and compliance procedures of the Sub-Adviser as may be required by law or regulation or as are otherwise reasonably requested.  The Sub-Adviser agrees to implement other or additional compliance techniques as the Adviser or the Board may reasonably request, including written compliance procedures, provided that doing so would not cause the Sub-Adviser to incur additional significant fees or expenses or otherwise conflict with the Sub-Adviser’s compliance program.

b.  The Sub-Adviser agrees that, if legally permitted, it shall promptly notify (orally or in writing), the Adviser and the Trust if the SEC has: commenced an examination of the Sub-Adviser, censured the Sub-Adviser; placed limitations upon its activities, functions or operations; suspended or revoked its registration as an investment adviser; commenced proceedings or an investigation (formally or informally) that may result in any of these actions; or corresponded with the Sub-Adviser including sending a deficiency letter or raising issues about the business, operations, or practices of the Sub-Adviser, which may have a material impact on the Sub-Adviser’s ability to manage the Portfolio. The Sub-Adviser further agrees to promptly notify the Adviser and the Trust upon detection of any breach of any of the Fund Procedures or material violation of any applicable law or regulation, including the 1940 Act and Subchapter M of the Code, relating to the Portfolio, or upon detection of any violation of the Sub-Adviser Procedures that relate to the Portfolio or Sub-Adviser’s activities as an investment sub-adviser generally.  The Sub-Adviser further agrees to promptly notify the Adviser and the Trust of any material fact known to the Sub-Adviser relating to the Sub-Adviser that is not contained in the Fund’s Registration Statement, prospectus or statement of additional information, or any amendment or supplement thereto, or if any statement contained therein that becomes untrue in any material respect.

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c.  The Adviser agrees that it shall promptly notify, if legally permitted, the Sub-Adviser (1) in the event that the SEC has censured the Adviser or the Trust with respect to the Fund; placed limitations upon either of their activities, functions, or operations; suspended or revoked the Adviser’s registration as an investment adviser; or has commenced proceedings or an investigation that may result in any of these actions, (2) upon having a reasonable basis for believing that the Trust has ceased to qualify or might not qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, or (3) of any regulatory matter involving the Fund’s investments or investment practices.

d. The Sub-Adviser will provide the Adviser with such reports, presentations, certifications and other information as the Adviser may reasonably request from time to time concerning the business and operations of the Sub-Adviser in performing services hereunder or generally concerning the Sub-Adviser’s investment advisory services, the Sub-Adviser’s compliance with applicable federal, state and local law and regulations, and other matters that are likely to have a material impact on the Sub-Advisers duties hereunder.

10.

Books and Records.  The Sub-Adviser hereby agrees that all records which it maintains for the Portfolio are the property of the Trust and further agrees to surrender promptly to the Trust any of such records upon the Trust’s or the Adviser’s request in compliance with the requirements of Rule 31a-3 under the 1940 Act, although the Sub-Adviser may, at its own expense, make and retain a copy of such records.  The Sub-Adviser further agrees to preserve for the periods prescribed by Rule 31a-2 under the 1940 Act the records required to be maintained by Rule 31a-l under the 1940 Act.

11.

Cooperation; Confidentiality.  Each party to this Agreement agrees to cooperate with the other party and with all appropriate governmental authorities having the requisite jurisdiction (including, but not limited to, the SEC) in connection with any investigation or inquiry relating to this Agreement, the Fund or the Trust.  Subject to the foregoing, each party shall treat as confidential all information pertaining to the Sub-Adviser, Adviser, the Fund or its shareholders or the Trust (as applicable), their actions with respect to the Fund and the Trust, and the business, operations and clients of the Adviser and the Sub-Adviser, except that the aforesaid information need not be treated as confidential if (a) required to be disclosed under applicable law, (b) generally available to the public through means other than by disclosure by the parties, or (c) available from a source other than the Adviser, Sub-Adviser or the Trust.  Sub-Adviser acknowledges that the Adviser will have continuous access to the Portfolio’s holdings and information relating to Portfolio management that is in the possession of the Fund’s custodian.

Neither the Adviser nor Sub-Adviser shall disclose or disseminate non-public information regarding the Portfolio, including a list of portfolio securities identified as being held by the Portfolio, which it receives or has access to in the course of performing its duties under this Agreement except as may be permitted by relevant Fund Procedures.  Neither party shall use its knowledge of non-public information regarding the Portfolio as a basis to place or recommend any securities transactions for its own benefit, or the benefit of one or more of its clients, to the detriment of the Fund.  To the extent that either Party has delegated any duties or services to an affiliate or a third-party, it shall ensure that any such affiliate or third-party abides by the confidentiality provision of this Section 11.  Each Party shall ensure that any such affiliate or third-party shall enter into a written confidentiality agreement providing for the non-disclosure of such non-public information.  Notice of such agreement shall be provided to the Trust.

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12.

Control.  Notwithstanding any other provision of the Agreement, it is understood and agreed that the Trust shall at all times retain the ultimate responsibility for and control of all functions performed pursuant to this Agreement and has reserved the right to reasonably direct any action hereunder taken on its behalf by the Sub-Adviser.

13.

Liability.

a.  Except as may otherwise be required by the 1940 Act or the rules thereunder or other applicable law, the Adviser agrees that the Sub-Adviser, any affiliated person of the Sub-Adviser, and each person, if any, who, within the meaning of Section 15 of the 1933 Act controls or is a controlling person (“Controlling Person”) of the Sub-Adviser shall not be liable for, or subject to any damages, expenses, or losses in connection with, any act or omission connected with or arising out of any services rendered under this Agreement, except by reason of willful misfeasance, bad faith, or gross negligence in the performance of the Sub-Adviser’s duties, or any breach by the Sub-Adviser of its obligations or duties under this Agreement.

b.  The Sub-Adviser agrees that neither the Trust nor the Fund shall bear any responsibility or shall be subject to any liability for any damages, expenses, or losses of Sub-Adviser connected with or arising out of its services under this Agreement, except to the extent that such damages, expense or loss (i) was as a result of actions taken or failed to be taken, or instructions specifically given to the Sub-Adviser, by the Trust or the Adviser, (ii) was as a result of the willful misfeasance, bad faith, or gross negligence of the Adviser or any breach or reckless disregard of the Adviser’s obligations and duties to the Fund and its shareholders under the federal securities laws or the Code, and (iii) may be based upon any untrue statement or alleged untrue statement of a material fact contained in the Fund’s Registration Statement, prospectus or statement of additional information, or any amendment thereof or any supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission was made in reliance upon information furnished by the Sub-Adviser to the Adviser.

14.

Indemnification.

a.  The Adviser agrees to indemnify and hold harmless the Sub-Adviser, any affiliated person of the Sub-Adviser, and each person, if any, who, within the meaning of Section 15 of the 1933 Act is a Controlling Person of the Sub-Adviser (the Sub-Adviser and all of such persons being referred to as “Sub-Adviser Indemnified Persons”) against any and all losses, claims, damages, liabilities, or litigation (including reasonable legal and other expenses) to which a Sub-Adviser Indemnified Person may become subject under the 1933 Act, the 1940 Act, the Advisers Act, under any other statute, at common law or otherwise, arising out of the Adviser’s responsibilities as Adviser to the Fund which (i) may be based upon the Adviser’s gross negligence, willful misfeasance, or bad faith in the performance of its duties, or by reason of the Adviser’s reckless disregard of its obligations and duties to the Fund and its shareholders under the federal securities laws or the Code, or (ii) may be based upon any untrue statement or alleged untrue statement of a material fact contained in the Fund’s Registration Statement, prospectus or statements of additional information, or any amendment thereof or any supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission was made in reliance upon information furnished by a Sub-Adviser Indemnified Person to the Adviser or the Trust or to any affiliated person of the Adviser; provided however, that in no case shall the

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indemnity in favor of the Sub-Adviser Indemnified Person be deemed to protect such person against any liability to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations or duties under this Agreement.

b.  Notwithstanding Section 13 of this Agreement, the Sub-Adviser agrees to indemnify and hold harmless the Adviser, any affiliated person of the Adviser, and any Controlling Person of the Adviser (the Adviser and all of such persons being referred to as “Adviser Indemnified Persons”) against any and all losses, claims, damages, liabilities, or litigation (including reasonable legal and other expenses) to which an Adviser Indemnified Person may become subject under the 1933 Act, 1940 Act, the Advisers Act, under any other statute, at common law or otherwise, arising out of the Sub-Adviser’s responsibilities as Sub-Adviser of the Portfolio which (i) may be based upon the Sub-Adviser’s gross negligence, willful misfeasance, or bad faith in the performance of its duties, or by reason of the Sub-Adviser’s reckless disregard of its obligations or duties under this Agreement, or (ii) may be based upon any untrue statement or alleged untrue statement of a material fact contained in the Fund’s Registration Statement, prospectus or statement of additional information, or any amendment or supplement thereto, or the omission or alleged omission to state therein a material fact known or which should have been known to the Sub-Adviser and was required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission was made in reliance upon information furnished by an Adviser Indemnified Person to the Adviser or the Trust or to any affiliated person of the Adviser; provided however, that in no case shall the indemnity in favor of the Adviser Indemnified Person be deemed to protect such person against any liability to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations or duties under this Agreement.

c.  The Adviser shall not be liable under Paragraph (a) of this Section 14 with respect to any claim made against a Sub-Adviser Indemnified Person unless such Sub-Adviser Indemnified Person shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Sub-Adviser Indemnified Person (or after such Sub-Adviser Indemnified Person shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Sub-Adviser Indemnified Person against whom such action is brought except to the extent the Adviser is prejudiced by the failure or delay in giving such notice.  In case any such action is brought against the Sub-Adviser Indemnified Person, the Adviser will be entitled to participate, at its own expense, in the defense thereof or, after notice to the Sub-Adviser Indemnified Person, to assume the defense thereof, with counsel reasonably satisfactory to the Sub-Adviser Indemnified Person.  If the Adviser assumes the defense of any such action and the selection of counsel by the Adviser to represent the Adviser and the Sub-Adviser Indemnified Person would result in a conflict of interests and therefore, would not, in the reasonable judgment of the Sub-Adviser Indemnified Person, adequately represent the interests of the Sub-Adviser Indemnified Person, the Adviser will, at its own expense, assume the defense with counsel to the Adviser and, also at its own expense, with separate counsel to the Sub-Adviser Indemnified Person, which counsel shall be reasonably satisfactory to the Adviser and to the Sub-Adviser Indemnified Person.  The Adviser shall not have the right to compromise on or settle the litigation without the prior written consent of the Sub-Adviser Indemnified Person if the compromise or settlement results, or may result in a finding of wrongdoing on the part of the Sub-Adviser Indemnified Person.

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d.  The Sub-Adviser shall not be liable under Paragraph (b) of this Section 14 with respect to any claim made against an Adviser Indemnified Person unless such Adviser Indemnified Person shall have notified the Sub-Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Adviser Indemnified Person (or after such Adviser Indemnified Person shall have received notice of such service on any designated agent), but failure to notify the Sub-Adviser of any such claim shall not relieve the Sub-Adviser from any liability which it may have to the Adviser Indemnified Person against whom such action is brought except to the extent the Sub-Adviser is prejudiced by the failure or delay in giving such notice.  In case any such action is brought against the Adviser Indemnified Person, the Sub-Adviser will be entitled to participate, at its own expense, in the defense thereof or, after notice to the Adviser Indemnified Person, to assume the defense thereof, with counsel reasonably satisfactory to the Adviser Indemnified Person.  If the Sub-Adviser assumes the defense of any such action and the selection of counsel by the Sub-Adviser to represent both the Sub-Adviser and the Adviser Indemnified Person would result in a conflict of interests and therefore, would not, in the reasonable judgment of the Adviser Indemnified Person, adequately represent the interests of the Adviser Indemnified Person, the Sub-Adviser will, at its own expense, assume the defense with counsel to the Sub-Adviser and, also at its own expense, with separate counsel to the Adviser Indemnified Person, which counsel shall be reasonably satisfactory to the Sub-Adviser and to the Adviser Indemnified Person.  The Sub-Adviser shall not have the right to compromise on or settle the litigation without the prior written consent of the Adviser Indemnified Person if the compromise or settlement results, or may result in a finding of wrongdoing on the part of the Adviser Indemnified Person.

15.

Duration and Termination.

a.  This Agreement shall become effective on the date first stated above, subject to the condition that the Trust’s Board, including a majority of those Trustees who are not interested persons (as such term is defined in the 1940 Act) of the Adviser or the Sub-Adviser, shall have approved this Agreement in the manner required by the 1940 Act.  Unless terminated as provided herein, this Agreement shall remain in full force and effect through and including the second anniversary of the execution of this Agreement and shall continue in full force and affect indefinitely thereafter, but only so long as such continuance is specifically approved at least annually by (a) the Board, or by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Trust, and (b) the vote of a majority of those Trustees who are not interested persons (as such term is defined in the 1940 Act) of any such party to this Agreement cast in person at a meeting called for the purpose of voting on such approval.

b.  Notwithstanding the foregoing, this Agreement may be terminated: (a) by the Adviser at any time without payment of any penalty, upon 60 days’ prior written notice to the Sub-Adviser and the Trust; provided, however, that the Adviser may terminate this Agreement immediately without penalty in the event Sub-Adviser is unable to adopt compliance techniques, in accordance with the terms of Section 9. a. of this Agreement; (b) at any time without payment of any penalty by the Trust, by the Trust’s Board or a majority of the outstanding voting securities of the Trust, upon 60 days’ prior written notice to the Adviser and the Sub-Adviser, or (c) by the Sub-Adviser upon 60 days prior written notice, provided, however, that the Sub-Adviser may terminate this Agreement at any time without penalty, effective upon written notice to the Adviser and the Trust, in the event either the Sub-Adviser (acting in good faith) or the Adviser ceases to be registered as an investment adviser under the Advisers Act or otherwise becomes

DM_MTL/263221.00011/2850876.8

legally incapable of providing investment management services pursuant to its respective contract with the Trust.

c.  In the event of termination for any reason, all records of the Trust shall promptly be returned to the Adviser or the Trust, free from any claim or retention of rights in such record by the Sub-Adviser, although the Sub-Adviser may, at its own expense, make and retain a copy of such records.  This Agreement shall automatically terminate in the event of its assignment (as such term is described in the 1940 Act).  In the event this Agreement is terminated or is not approved in the manner described above, the Sections or Paragraphs numbered 11, 13, 14, 15(c) and 18 of this Agreement shall remain in effect, as well as any applicable provision of this Section 15 and, to the extent that only amounts are owed to the Sub-Adviser as compensation for services rendered while the agreement was in effect as provided in Section 7.

16.

Notices.  Any notice must be in writing and shall be sufficiently given (a) when delivered in person, (b) when dispatched by electronic mail or electronic facsimile transfer (confirmed in writing by postage prepaid first class air mail simultaneously dispatched), (c) when sent by internationally recognized overnight courier service (with receipt confirmed by such overnight courier service), or (d) when sent by registered or certified mail, to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

If to the Trust:

Eaton Vance Growth Trust

Two International Place

Boston, MA 02110

Attn: Chief Legal Officer

If to the Adviser:

Eaton Vance Management

Two International Place

Boston, MA 02110

Attn: Chief Legal Officer

If to the Sub-Adviser:

Hexavest Inc.

1250, boul. Rene-Levesque

Bureau 4200

Montreal, Quebec H3B 4W8

Attention:  Vice President, Legal Affairs

Fax:

DM_MTL/263221.00011/2850876.8

17.

Amendments.  No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought, and no material amendment of this Agreement shall be effective until approved as required by applicable law.  The Sub-Adviser shall furnish to the Board such information as may be reasonably necessary in order for the Board to evaluate this Agreement or any proposed amendments thereto for the purposes of casting a vote pursuant Section 15 or this Section 17 of this Agreement.

18.

Miscellaneous.

a.

This Agreement shall be governed by the laws of the Commonwealth of Massachusetts, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, the Advisers Act or rules or orders of the SEC thereunder, and without regard for the conflicts of laws principle thereof.  The term “affiliate” or “affiliated person” as used in this Agreement shall mean “affiliated person” as defined in Section 2(a)(3) of the 1940 Act.

b.

The Adviser and the Sub-Adviser acknowledge that the Trust enjoys the rights of a third-party beneficiary under this Agreement, and the Adviser acknowledges that the Sub-Adviser enjoys the rights of a third party beneficiary under the Advisory Agreement.

c.

The Sub-Adviser expressly acknowledges the provision in the Declaration of Trust of the Adviser limiting the personal liability of the Trustee and officers of the Adviser, and the Sub-Adviser hereby agrees that it shall have recourse to the Adviser for payment of claims or obligations as between the Adviser and the Sub-Adviser arising out of this Agreement and shall not seek satisfaction from the Trustee or any officer of the Adviser.

d.

The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

e.

To the extent permitted under Section 15 of this Agreement, this Agreement may only be assigned by any party with the prior written consent of the other party.

f.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby, and to this extent, the provisions of this Agreement shall be deemed to be severable.

g.

Nothing herein shall be construed as constituting the Sub-Adviser as an agent or co-partner of the Adviser, or constituting the Adviser as an agent or co-partner of the Sub-Adviser.

h.

This Agreement may be executed in counterparts.

[Signature page follows.]

DM_MTL/263221.00011/2850876.8

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

EATON VANCE MANAGEMENT

By:
Name: Maureen A. Gemma
Title: Vice President

HEXAVEST INC.

By:
Name: Vital Proulx
Title: President and Chief Investment Officer

DM_MTL/263221.00011/2850876.8

SCHEDULE A

Annual Investment Sub-Advisory Fee

Average Daily Net Assets for the Month	Annual Fee Rate

up to $____ million	0.___%
$___ million but less than $_ billion	0.___%
$_ billion but less than $__ billion	0.____%
$__ billion but less than $_ billion	0.____%
$_ billion and over	0.____%

The Fund’s daily net assets shall be computed in accordance with the Declaration of Trust of the Trust and any applicable procedures, votes and determinations of the Board of the Trust.

The Adviser may determine to limit the total annual operating expenses of the Fund.  The amount of any such subsidy will be borne equally by the Adviser and the Sub-Adviser.  In such circumstances, the Adviser will (i) waive the investment advisory fee and (ii) assume the Fund’s expenses to the extent necessary to meet the limitation.  During the period in which the Adviser is waiving the advisory fee, the Sub-Adviser will waive its sub-advisory fee.  In addition, the Sub-Adviser will continue to waive payment of the sub-advisory fee until such time as the subsidy is terminated and the waived amount equals one-half of the total amount of the expenses assumed by the Adviser (“Sub-Adviser Subsidy Reimbursement”).  The Adviser periodically will report to the Sub-Adviser information concerning the Fund expenses that it has assumed.  In the event this Agreement is terminated, Sub-Adviser agrees to pay to Adviser any amount of the Sub-Adviser Subsidy Reimbursement that remains unpaid on the termination date.

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Exhibit B

Illustrative Form of Current Sub-Advisory Agreement (Buyer Trust)

DM_MTL/263221.00011/2850876.8

INVESTMENT SUB-ADVISORY AGREEMENT

INVESTMENT SUB-ADVISORY AGREEMENT (“Agreement”) between Eaton Vance Trust Company (“EVTC”), a trust company chartered under the laws of Maine, and Hexavest Inc., a Quebec corporation (“SUBADVISOR”) effective as of August 6, 2012.

WHEREAS, EVTC has established __________________________ (the “Fund”) pursuant to a supplemental declaration to the Declaration of Trust of Eaton Vance Trust Company Collective Investment Trust for Employee Benefit Plans dated May 11, 2011; and

WHEREAS, EVTC wishes to retain SUBADVISOR to provide investment sub-advisory services for the Fund and SUBADVISOR is willing to furnish such services to the Fund and EVTC.

NOW THEREFORE, in consideration of the mutual covenants and agreement herein, EVTC and SUBADVISOR agree as follows:

(1)

Authority.  SUBADVISOR shall have discretion to supervise, manage and direct the assets in the Fund subject at all times to the oversight and monitoring of EVTC, as agent and attorney-in-fact with full power and authority on behalf of EVTC, without prior consultation with EVTC and at such times as SUBADVISOR deems appropriate, (i) purchase, sell, invest, reinvest and otherwise deal with such assets; (ii) and place all orders for the purchase or sale of portfolio securities for the Fund with or through brokers, dealers or issuers selected by it or designated by EVTC.  SUBADVISOR shall vote proxies solicited by or with respect to the issuers of securities in which assets of the Fund may be invested from time to time, unless EVTC reserves such rights to itself on particular proxies.  Nothing in this Agreement shall prevent the SUBADVISOR from acting as investment adviser for any other person, firm, corporation or other entity.

(2)

Investment Objectives and Limitations.  It shall be EVTC’s responsibility to advise SUBADVISOR of investment objectives and/or restrictions applicable to the Fund as detailed in the Fund’s organizational documents and other investment restrictions and guidelines and to notify SUBADVISOR of any changes therein as they may occur.  EVTC shall allow for a reasonable implementation period for any such changes.  EVTC will regularly oversee the investment management of SUBADVISOR and monitor SUBADVISOR’s performance pursuant to the investment restrictions and guidelines approved by the directors of the EVTC from time to time.

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(3)

Fees.  EVTC shall pay SUBADVISOR an annual fee in an amount equal to 80% of the difference between (i) the trustee fee that EVTC receives from the Fund and (ii) the Fund’s administration fees (which equal 5 basis points per annum), other expenses, and commissions in the aggregate.  Such fee will be accrued daily and paid quarterly.  SUBADVISOR shall not be responsible for any expenses of EVTC or the Fund’s operations.

(4)

Custody of Assets.  SUBADVISOR shall not act as custodian for the Fund, or take or have possession of any assets of EVTC, but may issue such instructions to the Fund’s custodian or sub-custodian, as appropriate, in connection with the settlement of transactions initiated by SUBADVISOR pursuant to Section 1 hereof.

(5)

Confidential Relationship.  All information and advice furnished by either party to the other in connection with this Agreement, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties, except as required by law.

(6)

Limit of Liability.  It is understood that SUBADVISOR shall act in good faith in accordance with reasonable professional investment adviser standards. No warranty is given by SUBADVISOR as to the performance or profitability of the Fund or that the investment objectives of the Fund will be successfully accomplished.  SUBADVISOR shall not be excluded from liability under this Agreement for losses occasioned by reason of its willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties hereunder; and nothing in this Agreement shall constitute a waiver or limitation of any liabilities SUBADVISOR may have, or any rights which EVTC, the Fund, or its investing employee benefit plans may have under applicable Federal or state law, including ERISA.  SUBADVISOR shall not be responsible for any loss incurred by reason of any act or omission of EVTC, a custodian or any broker or dealer.

(7)

Assignment.  This Agreement may not be assigned.

(8)

Termination.  This Agreement may be terminated at any time upon at least 60 days’ prior written notice by EVTC or SUBADVISOR by a notice as provided in Section 11 below.

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(9)

Representations by SUBADVISOR.  By execution of the Agreement, SUBADVISOR represents and confirms that it is registered as an investment adviser under the Advisers Act and that SUBADVISOR is a “fiduciary” with respect to the Fund as that term is defined under the Employee Retirement Income Security Act of 1974, as amended.

(10)

Receipt of Form ADV, Part II.   EVTC, or representatives of EVTC, acknowledges receipt of Part II of SUBADVISOR’s Form ADV under the Advisers Act or a written statement that SUBADVISOR represents contains at least the information required by said Part II.

(11)

Notices.  Any notice must be in writing and shall be sufficiently given (1) when delivered in person, (2) when dispatched by electronic mail or electronic facsimile transfer (confirmed in writing by postage prepaid first class air mail simultaneously dispatched), (3) when sent by internationally recognized overnight courier service (with receipt confirmed by such overnight courier service), or (4) when sent by registered or certified mail, to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

If to EVTC:

Eaton Vance Trust Company

Two International Place

Boston, Massachusetts 02110

Attn: Chief Legal Officer

If to SUBADVISOR:

Hexavest Inc.

1250, boul. René-Levesque Ouest

Bureau 4200

Montreal, Quebec H3B 4W8

Canada

Attn:  Michel Lajoie, Vice President, Compliance and Legal Affairs

(12)

Amendment.  This Agreement may be amended by a writing signed by both parties hereto.

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(13)

Miscellaneous.

a.  This Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Massachusetts.

b.  The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

c.  If any provision of this Agreement or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Agreement or the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the fullest extent permitted by law.

d.  This Agreement may be executed in any number of counterparts, and all of said counterparts shall be deemed to constitute one and the same instrument.

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[SIGNATURE PAGE FOLLOWS]

DM_MTL/263221.00011/2850876.8

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date set forth above.

Hexavest Inc.

Eaton Vance Trust Company

__________________________

_____________________________

Name: Vital Proulx

Name:

Title: President and Chief Investment Officer

Title:

Date:

Date:

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Exhibit C

Sales and Distribution Expenses

(1)

With respect to each new investment management agreement or client relationship, standard institutional incentive compensation equal to 20% of related fee revenues in the 1st year after sale, 10% in the 2nd year and 5% third year.

(2)

For sales in the Middle East, Wise Capital (Middle East) Limited is paid, in respect of each new investment management agreement, a fee equal to 20% of management fees in the first two years after entry into the investment management agreement, 17.5% in years 3 and 4, and 15% in years 5 through 7, with no fee for year 8 and thereafter.

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Exhibit D

Form of Solicitation Agreement

DM_MTL/263221.00011/2850876.8

SOLICITATION AGREEMENT

This Solicitation Agreement (“Agreement”) is dated as of August 6, 2012 between Hexavest Inc. (“Hexavest”) and Eaton Vance Distributors, Inc. (“EV”).

WHEREAS, Hexavest is an investment adviser registered with the United States Securities and Exchange Commission under the Investment Advisers Act of 1940 (“Advisers Act”), as amended;

WHEREAS, certain EV sales personnel are entitled to receive sales commissions in connection with soliciting or referring clients or prospective clients to Hexavest in connection with certain investment advisory accounts; and

WHEREAS, EV is entitled to receive 20% of the net investment advisory fee in connection with all non-Canadian investment advisory accounts other than certain EV affiliated funds; and

WHEREAS, EV and Hexavest desire to enter into an agreement whereby EV personnel may solicit investment advisory clients located outside of Canada for Hexavest and receive sales commission and other payments in connection with such solicitation and referral activity located outside of Canada;

NOW, THEREFORE, in consideration of the premises and for other due and adequate consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.

EV shall use reasonable efforts to introduce, solicit, and refer prospective investment advisory clients to Hexavest that EV believes are capable of investing with Hexavest and market the advisory services of Hexavest to gatekeepers, consultants, and other financial intermediaries.

2.

EV shall furnish Hexavest with monthly written progress reports (“Progress Reports”) regarding its activities hereunder. In addition to the monthly Progress Reports, EV shall furnish Hexavest with (i) copies of completed consultant questionnaire and updates, search questionnaires and RFPs, and (ii) such other reports as Hexavest may, from time to time, reasonably request.

3.

EV shall use reasonable efforts to complete, using information provided or developed by Hexavest, consultant questionnaire and updates, search questionnaires and requests for proposals (“RFPs”) which EV believes will be effective in the procurement of new advisory relationships for Hexavest.

DM_MTL/263221.00011/2850876.8

4.

Hexavest will make available to EV reasonable quantities of Hexavest’s investment advisory, marketing and offering materials, as amended and supplemented from time to time (such materials, including the Brochure, “Solicitation Materials”), for use by EV in performing its services under this Agreement.  EV shall advise and assist Hexavest in the design, planning and preparation of such Solicitation Materials.  EV covenants and agrees that it shall deliver to all persons who it solicits on behalf of Hexavest, prior to the time that any such person enters into an investment advisory agreement with Hexavest, a complete and current copy of the Solicitation Materials as provided by Hexavest.  EV and Hexavest agree and acknowledge that the Solicitation Materials shall include, among other things, the disclosures required by Rule 206(4)-3(a)(2)(ii) under the Advisers Act.  EV shall indemnify and hold harmless Hexavest for any liability, expense or other damage arising out of any breach of EV’s covenant and agreement in the third sentence of this Section 4.

5.

EV shall not have the authority to accept any prospective clients on behalf of Hexavest and Hexavest shall have no obligation to accept any prospective clients referred by EV.

6.

Hexavest shall use its best efforts to provide investment advice and investment management services to clients referred by EV and accepted by Hexavest. In performing such services, Hexavest and its officers and personnel shall comply fully with all applicable federal, state and local laws, including the Advisers Act and the regulations thereunder.

7.

EV sales personnel, and potential third-parties, shall be paid sales commissions or placement fees, by EV in connection with soliciting or referring clients or prospective clients to Hexavest according the terms of the separate agreements and/or plan documents in place between EV and such EV sales personnel or third-parties.  Hexavest will reimburse EV in connection with such sales commission and placement expenses.

8.

Hexavest shall pay to EV 20% of all investment advisory fees paid, determined net of any related fees payable pursuant to Section 7 hereof, by any Client resident or domiciled in jurisdictions other than Canada that became a Client of Hexavest after the date of this Agreement.  For purposes of this Agreement, “Client” shall have the meaning given to such term in the Share Purchase Agreement, dated as of June 15, 2012, among Hexavest, its shareholders, 9264-7064 Quebec Inc., and Eaton Vance Management Canada Ltd.  For the avoidance of doubt, this payment obligation shall apply to all such Clients irrespective of whether any such Client was actually introduced, solicited or referred by EV and the Clients must be resident or domiciled in jurisdictions other than Canada.

DM_MTL/263221.00011/2850876.8

9.

In performing its services under this Agreement, EV and its officers, directors and personnel shall comply fully with all applicable federal, state and local laws, including the Advisers Act and the regulations thereunder. In connection with these services, EV shall not provide any investment management services or render any investment advice.  Without limiting the generality of the foregoing, EV represents and warrants to Hexavest that it and its affiliates are not, and covenants to promptly advise Hexavest if it or any of its affiliates shall become, subject to any of the sanctions set forth in Rule 206(4)-3(a)(1)(ii) under the Advisers Act.

10.

This Agreement may be terminated solely by the mutual written consent of both parties, which either may withhold in its sole discretion.  Notwithstanding any such termination by mutual consent, unless otherwise expressly agreed by both parties in writing, the provisions of Section 7 shall continue in effect until any required payments are paid in full and the provisions of Section 8 shall continue without modification.

11.

This Agreement shall be governed by the laws of The Commonwealth of Massachusetts and shall be binding upon, and inure to the benefit of, the parties hereto and their respective permitted assigns. Neither party shall assign its rights or obligations under this Agreement without the consent of the other party except in connection with any merger, consolidation or sale or disposition of all or substantially all of the assets of the assigning party with or to another entity, provided however, that EV may delegate the performance of certain services hereunder to its affiliates legally permitted to perform such services in the relevant jurisdictions and reasonably satisfactory to Hexavest, and in such cases EV may designate the respective fees to be paid to such affiliate(s) rather than EV, with EV guaranteeing to Hexavest the performance of such services by such affiliate in accordance with this Agreement. Should EV decide to assign its rights under this Agreement in accordance with this Section 11, it must provide EV with a five business days prior written notice.  This Agreement constitutes the entire agreement among the parties concerning the subject matter hereof and supersedes any prior agreements among the parties relating to the subject matter hereof.

[Remainder of page intentionally left blank, counterpart signature page follows]

DM_MTL/263221.00011/2850876.8

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, or other authorized signatories as of the date first above written.

HEXAVEST INC.

EATON VANCE DISTRIBUTORS, INC.

By:______________________

By:_______________________

Vital Proulx

Frederick S. Marius

President and Chief

Vice President

Investment Officer

DM_MTL/263221.00011/2850876.8

EXECUTION COPY

SOLICITATION AGREEMENT

This Solicitation Agreement (“Agreement”) is dated as of August 6, 2012 between Hexavest Inc. (“Hexavest”) and Eaton Vance Distributors, Inc. (“EV”).

WHEREAS, Hexavest is an investment adviser registered with the United States Securities and Exchange Commission under the Investment Advisers Act of 1940 (“Advisers Act”), as amended;

WHEREAS, certain EV sales personnel are entitled to receive sales commissions in connection with soliciting or referring clients or prospective clients to Hexavest in connection with certain investment advisory accounts; and

WHEREAS, EV is entitled to receive 20% of the net investment advisory fee in connection with all non-Canadian investment advisory accounts other than certain EV affiliated funds; and

WHEREAS, EV and Hexavest desire to enter into an agreement whereby EV personnel may solicit investment advisory clients located outside of Canada for Hexavest and receive sales commission and other payments in connection with such solicitation and referral activity located outside of Canada;

NOW, THEREFORE, in consideration of the premises and for other due and adequate consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.

EV shall use reasonable efforts to introduce, solicit, and refer prospective investment advisory clients to Hexavest that EV believes are capable of investing with Hexavest and market the advisory services of Hexavest to gatekeepers, consultants, and other financial intermediaries.

2.

EV shall furnish Hexavest with monthly written progress reports (“Progress Reports”) regarding its activities hereunder. In addition to the monthly Progress Reports, EV shall furnish Hexavest with (i) copies of completed consultant questionnaire and updates, search questionnaires and RFPs, and (ii) such other reports as Hexavest may, from time to time, reasonably request.

3.

EV shall use reasonable efforts to complete, using information provided or developed by Hexavest, consultant questionnaire and updates, search questionnaires and requests for proposals (“RFPs”) which EV believes will be effective in the procurement of new advisory relationships for Hexavest.

DM_MTL/263221.00011/2850856.9

4.

Hexavest will make available to EV reasonable quantities of Hexavest’s investment advisory, marketing and offering materials, as amended and supplemented from time to time (such materials, including the Brochure, “Solicitation Materials”), for use by EV in performing its services under this Agreement.  EV shall advise and assist Hexavest in the design, planning and preparation of such Solicitation Materials.  EV covenants and agrees that it shall deliver to all persons who it solicits on behalf of Hexavest, prior to the time that any such person enters into an investment advisory agreement with Hexavest, a complete and current copy of the Solicitation Materials as provided by Hexavest.  EV and Hexavest agree and acknowledge that the Solicitation Materials shall include, among other things, the disclosures required by Rule 206(4)-3(a)(2)(ii) under the Advisers Act.  EV shall indemnify and hold harmless Hexavest for any liability, expense or other damage arising out of any breach of EV’s covenant and agreement in the third sentence of this Section 4.

5.

EV shall not have the authority to accept any prospective clients on behalf of Hexavest and Hexavest shall have no obligation to accept any prospective clients referred by EV.

6.

Hexavest shall use its best efforts to provide investment advice and investment management services to clients referred by EV and accepted by Hexavest. In performing such services, Hexavest and its officers and personnel shall comply fully with all applicable federal, state and local laws, including the Advisers Act and the regulations thereunder.

7.

EV sales personnel, and potential third-parties, shall be paid sales commissions or placement fees, by EV in connection with soliciting or referring clients or prospective clients to Hexavest according the terms of the separate agreements and/or plan documents in place between EV and such EV sales personnel or third-parties.  Hexavest will reimburse EV in connection with such sales commission and placement expenses.

8.

Hexavest shall pay to EV 20% of all investment advisory fees paid, determined net of any related fees payable pursuant to Section 7 hereof, by any Client resident or domiciled in jurisdictions other than Canada that became a Client of Hexavest after the date of this Agreement.  For purposes of this Agreement, “Client” shall have the meaning given to such term in the Share Purchase Agreement, dated as of June 15, 2012, among Hexavest, its shareholders, 9264-7064 Quebec Inc., and Eaton Vance Management Canada Ltd.  For the avoidance of doubt, this payment obligation shall apply to all such Clients irrespective of whether any such Client was actually introduced, solicited or referred by EV and the Clients must be resident or domiciled in jurisdictions other than Canada.

9.

In performing its services under this Agreement, EV and its officers, directors and personnel shall comply fully with all applicable federal, state and local laws, including the Advisers Act and the regulations thereunder. In connection with these services, EV shall not provide any investment management services or render any investment advice.  Without limiting the generality of the foregoing, EV represents and warrants to Hexavest that it and its affiliates are not, and covenants to promptly advise Hexavest if it or any of its affiliates shall become, subject to any of the sanctions set forth in Rule 206(4)-3(a)(1)(ii) under the Advisers Act.

DM_MTL/263221.00011/2850856.9

10.

This Agreement may be terminated solely by the mutual written consent of both parties, which either may withhold in its sole discretion.  Notwithstanding any such termination by mutual consent, unless otherwise expressly agreed by both parties in writing, the provisions of Section 7 shall continue in effect until any required payments are paid in full and the provisions of Section 8 shall continue without modification.

11.

This Agreement shall be governed by the laws of The Commonwealth of Massachusetts and shall be binding upon, and inure to the benefit of, the parties hereto and their respective permitted assigns. Neither party shall assign its rights or obligations under this Agreement without the consent of the other party except in connection with any merger, consolidation or sale or disposition of all or substantially all of the assets of the assigning party with or to another entity, provided however, that EV may delegate the performance of certain services hereunder to its affiliates legally permitted to perform such services in the relevant jurisdictions and reasonably satisfactory to Hexavest, and in such cases EV may designate the respective fees to be paid to such affiliate(s) rather than EV, with EV guaranteeing to Hexavest the performance of such services by such affiliate in accordance with this Agreement. Should EV decide to assign its rights under this Agreement in accordance with this Section 11, it must provide EV with a five business days prior written notice.  This Agreement constitutes the entire agreement among the parties concerning the subject matter hereof and supersedes any prior agreements among the parties relating to the subject matter hereof.

[Remainder of page intentionally left blank, counterpart signature page follows]

DM_MTL/263221.00011/2850856.9

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, or other authorized signatories as of the date first above written.

HEXAVEST INC.

EATON VANCE DISTRIBUTORS, INC.

By:_/s/Vital Proulx_____________

By:/s/Frederick S. Marius__________

Vital Proulx

Frederick S. Marius

President and Chief

Vice President

Investment Officer

DM_MTL/263221.00011/2850856.9